SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                        ACCEL International Corporation
                     ---------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.10 per share
                     ---------------------------------------
                        (Title of Class of Securities)

                                  004299 10 3
                     ---------------------------------------
                                (CUSIP Number)

                            William H. Cuddy, Esq.
                              Day, Berry & Howard
                 CityPlace I, Hartford, Connecticut 06103-3499
                                 (860) 275-0100
                     ---------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                      November 21, 1996 and December 19, 1996
                    -----------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                      (Continued on the following pages)

                              (Page 1 of 6 Pages)

________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 004299 10 3


1  NAME OF REPORTING PERSONS
   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   The Darland Trust

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                      (b) /X/
3  SEC USE ONLY
4  SOURCE OF FUNDS*

   00
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) OR 2(e)                                           / /
6  CITIZENSHIP OR PLACE OF ORGANIZATION

                       7   SOLE VOTING POWER
  NUMBER OF                1,167,824 shares (see Row 11 below)
   SHARES
BENEFICIALLY               SHARED VOTING POWER
OWNED BY EACH          8   0 shares
  REPORTING                SOLE DISPOSITIVE POWER
   PERSON              9   0 shares
    WITH
                       10  SHARED DISPOSITIVE POWER
                           1,167,824 shares (see Row 11 below)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,167,824 shares, held on its behalf by its trustee, Rothschild Trust Cayman Limited

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                          /X/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.5% (see Row 11 above)
14   TYPE OF REPORTING PERSON*
     00

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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             AMENDMENT NO. 1 TO STATEMENT SCHEDULE 13D

     The reporting person hereby amends in part its Statement on Schedule 13D dated March 12, 1997, with respect to the common stock, par value $0.10 per share (the "Common Stock"), of ACCEL International Corporation ("ACCEL"). This amendment amends only those portions of the information previously reported that have changed since the prior filing.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Rothschild Trust Cayman Limited (the "Trustee"), as trustee for and on behalf of the reporting person, transferred an aggregate of all of the 1,167,824 shares of Common Stock owned by the reporting person into the brokerage account to which the Trading Authorization described in Item 6 relates, on the dates and in the amounts set forth below.



             DATE               NUMBER OF SHARES

         November 21, 1996           1,008,405
         December 19, 1996             159,419

There was no consideration for such transfers.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) (i) As of the date hereof, the reporting person beneficially owns 1,167,824 shares of Common Stock, representing approximately 13.5% of the 8,631,042 shares of Common Stock outstanding as of November 14, 1997.

          (ii) This statement does not relate to, and, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the reporting person expressly declares that the filing of this statement shall not be construed as an admission that it is, for purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of, any of the (i) 1,167,824 shares of Common Stock, or 13.5% of the shares of Common Stock outstanding as of November 14, 1997, owned by Arnold L. Chase, the brother of Cheryl A. Chase, who, together with her children, are the beneficiaries of the reporting person, (ii) 2,000,000 shares of Common Stock, or 23.2% of the shares of Common Stock outstanding as of November 14, 1997, owned by Rhoda L. Chase, the mother of Cheryl A. Chase and Arnold L. Chase and the spouse of David T. Chase, (iii) 5,350 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding as of November 14, 1997, owned by Sandra M. Chase, the spouse of Arnold L. Chase, or (iv) 6,500 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding as of November 14, 1997, currently issuable upon the exercise of options held by David T. Chase (the husband of Rhoda L. Chase and the father of Cheryl A. Chase and Arnold L. Chase). David T. Chase may also be deemed to be the beneficial owner of the 1,167,824 shares of Common Stock referred to in clause (i) of the immediately preceding sentence and 1,330,000 of the 2,000,000 shares of Common Stock referred to in clause (ii) of the immediately preceding sentence; Insurance Holdings Limited Partnership, a limited partnership of which Chase Insurance Corporation (a corporation owned by Rhoda L. Chase) is the general partner and Rhoda L. Chase, Sandra M. Chase and Cheryl A. Chase are limited partners, may be deemed to be the beneficial owner of 670,000 of the 2,000,000 shares of Common Stock referred to in clause (ii) of the immediately preceding sentence.

     (b) The Trustee, on behalf of the reporting person, has the sole power to vote or to direct the vote of the 1,167,824 shares of Common Stock owned by the reporting person. The Trustee, on behalf of the reporting person, shares the sole power to dispose or to direct the disposition of the 1,167,824 shares of Common Stock owned by the reporting person with David T. Chase.

     David T. Chase's principal occupation is Chairman of the Board of Directors and President of D.T. Chase Enterprises, Inc. ("DTCE"), a holding company for various Chase family interests. David T. Chase's business address and the principal business address of DTCE is: D.T. Chase Enterprises, Inc., One Commercial Plaza, Hartford, Connecticut 06103. During the past five years, David T. Chase has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, David T. Chase has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. David. T. Chase is a citizen of the United States of America.

     (c) No transactions in the Common Stock were effected by or on behalf of the reporting person during the past 60 days other than the transactions described in Item 3.

     (d) Each of David T. Chase and the Trustee, on behalf of the reporting person, has the power to direct the dividends from, and the proceeds from the sale of, the shares of Common Stock owned by the reporting person. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the reporting person.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to a General Trading Authorization for Securities and/or Options Accounts (the "Trading Authorization"), the reporting person has granted to David T. Chase the power to enter orders to purchase and sell securities for the brokerage account in which it holds its shares of Common Stock. The Trading Authorization also confers upon him the power to buy and sell on margin, to sell short for such account and to give instructions as to the transfer of money and property from such account. The powers granted by the Trading Authorization remain effective until terminated by the reporting person.

     The foregoing description of the Trading Authorization is subject to, and is qualified in its entirety by reference to, the form of Trading Authorization, which is filed as an exhibit to this Statement on Schedule 13D.

     David T. Chase manages certain funds for the Trustee on behalf of the reporting person. In such capacity and pursuant to the Trading Authorization, David T. Chase may effect the sale of some or all of the shares of Common Stock owned by the reporting person or effect the purchase of additional shares of Common Stock on behalf of the reporting person.

     Except as described in this Statement on Schedule 13D, the reporting person does not know of any contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or between such person and any other person with respect to any securities of ACCEL, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The reporting person has not agreed to act together with any other person or entity for the purpose of acquiring, holding, voting, or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of
Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          (1)  Form of Trading Authorization.


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                             SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the reporting person certifies that the information set forth in this statement is true, complete and correct.


                              The Darland Trust

                              By:  Rothschild Trust Cayman Limited, Trustee
Dated:  November 20, 1997

                              By: /s/ D.N. Allison
                                     Name: D N Allison
                                     Title: Director



                              By: /s/ Nicholas Moss
                                     Name: Nicholas Moss
                                     Title: Director



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